Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: June 15, 2021

Faraday Future Retains Leading Architecture Firm Ware Malcomb for its Hanford, California Facility and Outlines Global Manufacturing Strategy

•	Company’s Robust Hybrid Global Manufacturing Strategy Provides a Clear Path to FF 91 Production
•	Hanford Facility Has a Production Capacity of Approximately 10,000 Vehicles Per Year and Will be Ready to Begin Production Within 12 Months of the Closing of its Merger with PSAC

Los Angeles, CA, (June 15, 2021) – Faraday Future (“FF”), a California-based global shared intelligent mobility ecosystem company, today announced its global manufacturing strategy with new video footage, demonstrating its capabilities for its class-defining ultimate-intelligent tech-luxury electric FF 91. The FF 91 is FF’s flagship product offering, and features an industry-leading 1,050 HP, 0-60 mph sprint in less than 2.4 seconds, zero gravity rear seats with the industry’s largest reclining seat angle of 60 degrees, and a revolutionary user experience designed to create a mobile, connected, and luxurious third Internet living space.

To implement a capital light business model, FF has adopted a global hybrid manufacturing strategy. The company’s primary manufacturing of the FF 91 will take place at its 1.1 million square-foot refurbished facility in Hanford, California. The existing facility has the infrastructure in place needed for production, significantly reducing both costs and lead time. The facility has a production capacity of approximately 10,000 vehicles per year and is expected to be ready to begin production within 12 months of the closing of its merger with PSAC. FF has retained the services of Ware Malcomb, a leading full service international design firm, to finalize FF’s architectural planning, interior design, and civil engineering for its Hanford manufacturing facility.

“FF has already completed significant investment at our Hanford manufacturing facility, and with the additional funding from our merger with PSAC, we anticipate that the plant will be up and running in the near future,” said Dr. Carsten Breitfeld, Global CEO of FF. “Since its inception, FF has always been committed to offering state of the art technologies including software, internet, and artificial intelligence. This is what sets us apart from the competition, and what we will be focusing our efforts on once production is underway.”

FF is collaborating with a leading contract manufacturing partner in South Korea for future models. The company has signed an agreement with Myoung Shin for additional capacity to manufacture vehicles. Production has been agreed to be launched in a former GM plant with key retained personnel in vehicle production and ramp-up. FF is also exploring the possibility of additional manufacturing capacity in China through a contract manufacturing opportunity.

FF is currently preparing to merge with Property Solutions Acquisition Corp. (“PSAC”) (NASDAQ: PSAC), a special purpose acquisition company (SPAC). The previously announced merger, expected to close in July 2021, will result in the combined company listing on the Nasdaq Stock Market under the new ticker symbol “FFIE” after the closing. The I in "FFIE" represents Intelligent and Internet, and E represents Ecosystem and Electric. FF’s flagship electric vehicle (“EV”) – FF 91 – is planned to be launched within 12 months of the closing of the merger.

Users can reserve an FF 91 now at: https://www.ff.com/us/reserve.

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF’s vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

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ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the NASDAQ under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. Upon completion, the proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus that PSAC has filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Contacts:

For Faraday Future

Investors:
IR@faradayfuture.com

Media:
John Schilling
media@faradayfuture.com